EXHIBIT 4.30

FIRST UNION COMMERCIAL CORPORATION

USA TRUCK, INC.

November 3, 2003

Mr. Craig Shelly

Treasurer

USA Truck, Inc.

3200 Industrial Park Road

Van Buren, Arkansas 72956

Dear Mr. Shelly:

We are pleased to present our proposal for lease of equipment from First Union Commercial Corporation. The enclosed proposal exhibit contains additional information regarding this proposal and is incorporated herein by reference. If the terms are mutually satisfactory, they will be incorporated in an Equipment Lease agreement which will be executed by the parties.

The lease proposal is as follows:

1.	LESSEE: USA Truck.

2.	LESSOR: First Union Commercial Corporation or its nominee.

3.	EQUIPMENT, LEASE TERM AND LEASE PAYMENT: See attached exhibit(s).

4.	TYPE OF LEASE: The lease will be a net lease whereby Lessee will be responsible for all expenses related directly or indirectly to the use of the equipment including maintenance, taxes, insurance coverage, etc.

Should this proposal be acceptable in principle, please sign and date the enclosed original of this letter and return it to us as an indication of your acceptance, by the expiration date noted below. As is our standard practice, this proposal is subject to final approval by our Pricing and Credit Committees and, as such, should not be deemed to be a commitment on the part of First Union.

We appreciate the opportunity to present this proposal and look forward to your favorable acknowledgement of this letter. In the meantime, we would be pleased to receive any questions or comments that you may have.

Sincerely,

FIRST UNION COMMERCIAL CORPORATION

/s/ JODY ROBERTS

Jody Roberts
Director

ACCEPTED PROPOSAL EXHIBIT NO.

USA TRUCK
(Seal)

By:	/s/ CLIFF BECKHAM

Title	CFO
Date:	12/03/03

THIS PROPOSAL SHALL EXPIRE ON December 3, 2003 UNLESS ACCEPTED BY LESSEE PRIOR TO THAT DATE.